Item 77I- Terms of new or amended securities - For period
Ended 11-30-2012

PNC Funds

At its June 1, 2012 Regular Meeting of the Board of Trustees, the Board approved the creation of five series of the PNC
Funds. The new series are designated as: PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040, PNC Target 2050 and PNC Retirement Income Fund (collectively, the "Target Date
Funds"). A description of the Target Date Funds shares is contained in the Target Date Funds Prospectus and Statement of Additional Information dated September 28, 2012, which was filed in the PNC Funds' Rule 485(b) filing on September 27, 2012.